08030669

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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RECD S.E.C.
JUN 18 2008
803

# ANNUAL AUDITED REPORT
# FORM X-17A-5 (A)
# PART III

| SEC FILE NUMBER |
|---|
| 8- 35542 |

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/07 AND ENDING 12/31/07
MM/DD/YY MM/DD/YY

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Sydney Prevor + Co Inc.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1461 Tossa de Mar
(No. and Street)

San Juan PR 00907
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Mr. Sydney Prevor (787) 728-7877
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Graf Repetti & Co, LLP
(Name – *if individual, state last, first, middle name*)

1114 Avenue of Americas New York NY 10036
(Address) (City) (State) (Zip Code)

**CHECK ONE:**

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 24 2008
THOMSON REUTERS

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

## OATH OR AFFIRMATION

I, Sydney Prevor, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Sydney Prevor and Co., Inc., as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

______________________________

______________________________

______________________________

AFF. 1013
Sworn and subscribed before me by Sydney Prevor, of legal age, [illegible] businessman and resident of San Juan, [illegible] personally known on this 25th day of February 2008.

LYDIA M. RAMOS CRUZ ABOGADO NOTARIO

Notary Public

[Signature]
Signature

President
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GRAF REPETTI & CO., LLP
Certified Public Accountants & Business Advisors

SEC
Mail Processing
Section
MAY 22 2008
Washington, DC
101

May 21, 2008

Securities and Exchange Commission
Registrations Branch
100 F Street NE
Washington D.C. 20549

Re: Sydney Prevor And Co., Inc.
Financial reports 2007

Gentlemen:

As per recent conversation with Mr. Matthews Vitek from the Financial Industry Regulatory Authority (FINRA), we amended our report on Internal Accounting Control pursuant to Rule 17a-5(g)(1) and elaborated in details, as per Mr. Vitek's suggestions, on the above reference companies material weaknesses.

Please find attach hereto the following:

Audited Financial Report – December 31, 2007

Computation of Net Capital Pursuant to Rule 15c3-1

Amended Report on Internal Accounting Control pursuant to Rule 17a-5(g)(1)

The following is a list of reports already submitted on May 5, 2008:

Unaudited focus report October 1 to December 31, 2007
Report on material inadequacies
Letter regarding rule 15C-3
Computation of Net Capital
Report on material differences
Statement of changes in ownership equity

Very truly yours,

Graf Repetti & Co. LLP

Graf Repetti & Co., LLP

New York • 1114 Avenue of the Americas, New York, NY 10036 • phone 212.302.3300 • fax 212.302.9660

Long Island • 41 Front Street, Rockville Centre, New York 11570 • phone 516.766.7345 • fax 516.766.7363

# SYDNEY PREVOR AND CO., INC.

## FINANCIAL STATEMENTS

## FOR THE YEARS ENDED
## DECEMBER 31, 2007 AND 2006

# CONTENTS

GRAF REPETTI & CO., LLP
Certified Public Accountants & Business Advisors

# INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and Stockholders
of Sydney Prevor and Co., Inc.

We have audited the accompanying balance sheets of Sydney Prevor and Co., Inc. (a New York Corporation) as of December 31, 2007 and 2006, and the related statements of operations and retained earnings, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Sydney Prevor and Co., Inc., as of December 31, 2007 and 2006, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As shown in the financial statements, the company incurred a net loss of $664,633 during the year ended December 31, 2007, and, as of that date, had a net capital deficiency of ($144,571) see computation of net capital per uniform net capital rule 15c3-1 statement for the year ended. As described more fully in Note 6 to the financial statements, the Company is not in compliance with the minimum net capital base required for broker dealers as prescribed in Rule 15c3-1 of the Securities Exchange Act of 1934. This condition raises substantial doubt about the Company's ability to continue as a broker dealer and a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Graf Repetti & Co LLP

New York, New York
February 27, 2008

New York • 1114 Avenue of the Americas, New York, NY 10036 • phone 212.302.3300 • fax 212.302.9660

Long Island • 41 Front Street, Rockville Centre, New York 11570 • phone 516.766.7345 • fax 516.766.7363

SYDNEY PREVOR AND CO., INC.

BALANCE SHEETS

DECEMBER 31, 2007 AND 2006

| | 2007 | 2006 |
|---|---|---|
| **ASSETS** | | |
| **CURRENT ASSETS** | | |
| Cash | $ 856 | $ 17,580 |
| Accounts receivable | 1,253 | 1,644 |
| Securities inventory | 428,582 | 1,462,968 |
| Prepaid expense | 3,814 | 3,831 |
| **Total Current Assets** | 434,505 | 1,486,023 |
| **PROPERTY AND EQUIPMENT** | 34,951 | 34,951 |
| Less: accumulated depreciation | 34,951 | 34,951 |
| **Net Book Value** | - | - |
| **OTHER ASSETS** | | |
| Deposit with clearing institution | - | $ 5,303 |
| **Total Other Assets** | - | 5,303 |
| **Total Assets** | $ 434,505 | $ 1,491,326 |
| **LIABILITIES AND SHAREHOLDER'S EQUITY** | | |
| **CURRENT LIABILITIES** | | |
| Accounts payable | $ 455 | $ 13,455 |
| Due to shareholder | 363,794 | 363,794 |
| Margin account | 211,010 | 590,198 |
| **Total Current Liabilities** | 575,259 | 967,447 |
| **SHAREHOLDER'S EQUITY** | | |
| Common stock - authorized 200 shares, no par value issued and outstanding - 200 shares | 225,000 | 225,000 |
| Retained earnings (accumulated deficit) | (365,754) | 298,879 |
| **Total Shareholder's Equity (Deficit)** | (140,754) | 523,879 |
| **Total Liabilities and Shareholder's Equity** | $ 434,505 | $ 1,491,326 |

See accompanying notes to the financial statements.

SYDNEY PREVOR AND CO., INC.

STATEMENTS OF OPERATIONS AND RETAINED EARNINGS

FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

| | 2007 | 2006 |
|---|---|---|
| **REVENUES** | | |
| Commissions, underwriting and management | $ 54,649 | $ 63,163 |
| Trading | (580,941) | 213,674 |
| Interest and dividends | 35,680 | 6,712 |
| **Total Revenues** | (490,612) | 283,549 |
| **EXPENSES** | | |
| Commissions | 6,293 | 12,694 |
| Rent, parking and utilities | 43,428 | 30,969 |
| Communications and postage | 7,794 | 20,431 |
| Insurance and medical | 26,863 | 15,200 |
| Professional fees | 10,376 | 9,254 |
| Research and trade publications | 236 | 166 |
| Advertising and promotion | 3,861 | 4,512 |
| NASD expenses | 2,110 | 2,667 |
| Automobile expense | 8,167 | 3,084 |
| Interest | 46,490 | 38,589 |
| Office and miscellaneous | 17,326 | 16,327 |
| Local taxes and fees | 622 | 5,065 |
| **Total Expenses** | 173,566 | 158,958 |
| **Net Income (Loss) Before Provision for Income Taxes** | (664,178) | 124,591 |
| **Provision for Income Taxes** | (455) | (455) |
| **Net Income (Loss) for Year** | (664,633) | 124,136 |
| **Retained Earnings - Beginning of Year** | 298,879 | 174,743 |
| **Retained Earnings (Deficit) - End of Year** | $ (365,754) | $ 298,879 |

See accompanying notes to the financial statements.

SYDNEY PREVOR AND CO., INC.

STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

| | 2007 | 2006 |
|---|---|---|
| **CASH FLOWS FROM OPERATING ACTIVITIES** | | |
| Income (loss) from operations | $ (664,633) | $ 124,136 |
| Adjustments to reconcile income to cash provided by (used in) operating activities: | | |
| Increase in accounts receivable | 391 | 201,448 |
| Increase (decrease) in securities inventory | 1,034,386 | (539,489) |
| Increase in security deposit | - | 717 |
| Increase in deposit in clearing institution | 5,303 | 91,578 |
| Increase in prepaid expenses | 17 | - |
| Increase (decrease) in accounts payable | (13,000) | 175,092 |
| **Net Cash Provided by Operating Activities** | 362,464 | 53,482 |
| **CASH FLOWS FROM FINANCING ACTIVITIES** | | |
| Margin account activity | (379,188) | (40,438) |
| **Net Cash (Used) by Financing Activities** | (379,188) | (40,438) |
| **Net Increase (Decrease) in Cash and Cash Equivalents** | (16,724) | 13,044 |
| **Cash and Cash Equivalents - Beginning of Year** | 17,580 | 4,536 |
| **Cash and Cash Equivalents - End of Year** | $ 856 | $ 17,580 |

See accompanying notes to the financial statements.

SYDNEY PREVOR AND CO., INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2007 AND 2006

## 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

### a. Organization

The Company was organized in February, 1986 in New York to act as an introducing securities broker dealer and was authorized to commence similar operations in Puerto Rico in June 1987.

The Company commenced dealing in securities in 1991 by sale of securities to customers in the ordinary course of business. Orders are received from customers and placed via a correspondent New Jersey based investment banker who also maintains all accounts for the customers.

### b. Investments

Investments are carried at the lower of cost of market and are short-term in nature.

### c. Securities Inventory

Inventory of dealer securities is carried at the lower of cost or market and may be sold in response to changes in interest rates and market risks changes. Accordingly, the securities have been classified as "available for sale" and reflected at their aggregate fair value, which approximates their actual costs, in the accompanying balance sheets at December 31, 2007 and 2006.

### d. Property and Equipment

Property and equipment are stated at cost and depreciated principally under the straight line method over a five year period.

### e. Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

## 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont'd)

### f. Fair Value Disclosures

The Financial Accounting Standards Board has issued Statement of Financial Accounting Standards No. 107 "Disclosure About Fair Value of Financial Instruments." This statement extends existing fair value disclosure practices for some instruments by requiring all entities to disclose the fair value of financial instruments, both assets and liabilities, recognized in the statement of financial position for which it is practical to estimate fair values.

As of December 31, 2007 and 2006, the Company's accounts receivables, investment securities and margin loan account balances approximated fair value due to their short-term maturity. The carrying amount of other long-term assets is also assumed to approximate their fair value.

### g. Cash Flow Disclosures

For purposes of the statements of cash flows, cash and cash equivalents only include unrestricted cash balances in banks.

### h. Concentration of Credit Risk

Financial instruments that potentially expose the Company to concentrations of credit risk include its bank accounts and accounts with its correspondent securities broker. The Company maintains these accounts at reputable institutions. While the Company attempts to limit any financial exposure, its deposit balances may, at times exceed Federally insured limits or may not be Federally insured. The Company has not experienced any losses on such accounts.

### i. Revenue Recognition

Commissions and underwriting income are recognized as income, net of clearing and transaction fees and other items deducted by the clearing house, upon the transaction settlement date.

Revenue or expense on sale of securities inventory is recognized when sales occur. Adjustment, if any, to the lower of cost or market is recognized at the end of the accounting period.

## 2. DEPOSIT WITH CLEARING INSTITUTION

Commencing September, 2002, the Company had maintained a regulatory clearing house deposit Pershing LLC who, provides clearing and custodial services for the Company and which maintains all of its customers' accounts. The Company closed the account in 2006, and did not have deposits with the account in 2007.

## 3. SECURITIES DEALER BLANKET BOND

The Company was insured under a securities dealer blanket bond which expired November 1, 2007. The limit of liability was $200,000 and the deductible was $5,000.

## 4. INCOME TAXES AND RELATED DEFERRED TAX ASSET

The Company computes income tax on its Puerto Rican source income. It computes U.S. tax on its total income offset by foreign tax credit for taxes paid to Puerto Rico.

The Company has a loss carry-forward of $7,858 that may be used to offset future Federal income taxes.

Although a deferred tax asset related to this carry-forward was recorded, a valuation allowance for the entire amount offset it, because of the uncertainty of its ultimate realization.

Sale of securities to customers in dealer transactions and adjustment to market, if any, results in ordinary income or loss for income tax purposes.

## 5. ADVERTISING EXPENSE

The Company expenses its advertising cost as incurred.

## 6. NET CAPITAL AND RESERVE REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1 which requires that minimum net capital, as defined, shall be at least 6 2/3% of aggregate indebtedness or $100,000, whichever is greater. At December 31, 2007 and 2006, the Company's net capital computed in accordance with this rule was ($144,571) and $520,048 compared to a minimum requirement of $100,000.

## 7. COMMITMENTS

The Company occupies its office space on a month-to-month basis.

The Company leases office space in New York on an as needed basis.

# SUPPLEMENTAL INFORMATION

GRAF REPETTI & CO., LLP
Certified Public Accountants & Business Advisors

## INDEPENDENT AUDITOR'S REPORT ON SUPPLEMENTAL INFORMATION REQUIRED BY SEC RULE 17a-5

The Board of Directors and Stockholders
of Sydney Prevor and Co., Inc.

We have audited the financial statements of Sydney Prevor and Co., Inc. for the years ended December 31, 2007 and 2006 and have issued our report thereon dated February 27, 2008. Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on page 10 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 and Rule 15c3-1 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Graf Repetti & Co. LLP

New York, New York
February 27, 2008

New York • 1114 Avenue of the Americas, New York, NY 10036 • phone 212.302.3300 • fax 212.302.9660

Long Island • 41 Front Street, Rockville Centre, New York 11570 • phone 516.766.7345 • fax 516.766.7363

SYDNEY PREVOR AND CO., INC

COMPUTATION OF NET CAPITAL PER UNIFORM NET CAPITAL RULE 15c3-1

FOR THE YEAR ENDED DECEMBER 31, 2007

| | | 2007 |
|---|---|---|
| **CREDITS** | | |
| Shareholder's equity | $ | (140,754) |
| **DEBITS** | | |
| Other assets | | 3,814 |
| **Total Debits** | | 3,814 |
| **Net Capital** | $ | (144,568) |
| **AGGREGATE INDEBTEDNESS** | | |
| Accounts payable | $ | 455 |
| Due to shareholders | | 363,794 |
| Margin account | | 211,010 |
| **Total Aggregate Indebtedness** | $ | 575,259 |
| **COMPUTATION OF BASIC NET CAPITAL REQUIREMENT** | | |
| **Minimum Net Capital Required** | $ | 100,000 |
| **Excess Net Capital** | $ | (244,568) |
| **Excess Net Capital at 1000%** | $ | (202,094) |

**RECONCILIATION WITH COMPANY'S CORRESPONDING UNAUDITED FOCUS REPORT AS OF DECEMBER 31, 2007**

| | | |
|---|---|---|
| **Net capital, as reported in FOCUS report** | $ | 142,547 |

A material difference exists between the computation of net capital made on the Company's original unaudited filing of the FOCUS report and the audited computation of net capital.

See accompanying notes to the financial statements.

GRAF REPETTI & CO., LLP
Certified Public Accountants & Business Advisors

# INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5(g)(1)

The Board of Directors and Stockholders
of Sydney Prevor and Co., Inc.

In planning and performing our audit of the financial statements of Sydney Prevor and Co., Inc. (the "Company") as of and for the years ended December 31, 2007 and 2006, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

New York • 1114 Avenue of the Americas, New York, NY 10036 • phone 212.302.3300 • fax 212.302.9660

Long Island • 41 Front Street, Rockville Centre, New York 11570 • phone 516.766.7345 • fax 516.766.7363

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. However, we identified the following deficiencies in internal control that we consider to be material weaknesses, as defined above. These conditions were considered in determining the nature, timing, and extent of the procedures performed in our audit of the financial statements of Sydney Prevor and Co., Inc. as of and for the years ended December 31, 2007 and 2006, and this report does not affect our report thereon dated February 27, 2008.

The company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1 which requires that minimum net capital, as defined, shall be at least 6 2/3% of aggregate indebtedness or $100,000 whichever is greater. In this regard, the company incurred a net loss of $664,633 during the year ended December 31, 2007, causing a negative net capital of ($144,568). A detailed computation of net capital pursuant to rule 15c3-1 is included in the financial statements as supplemental information.

In addition, a material difference was found between the net capital as reported on the December 31, 2007 Focus report and the 2007 audited financial statements. The Focus report showed $142,547 of net capital at the end of the year. Such difference was caused by the trading losses during 2007 which were offset by debits to the "Due to Shareholder" liability account (as per client's books) instead of showing the loss through the profit and loss statement in accordance with general accepted accounting principles.

As a corrective action to meet the capital requirements, on April 8, 2008 the Company's board of directors made a resolution to accept additional paid in capital in the amount of $363,174. This action will take place as a transfer from the "Due to Shareholder" liability account to the "Additional Paid in Capital" account, thus allowing the net capital to meet the SEC's minimum requirement.

This report is intended solely for the information and use of the Board of Directors and Shareholder of Sydney Prevor and Co., Inc., the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Graf Repetti & Co LLP

New York, New York
February 27, 2008